March 12, 2010

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:	Brazos Mutual Funds (n/k/a PineBridge Mutual Funds) (File No. 811-07881)
Annual Report on Form N-CSR dated November 30, 2009 and Quarterly Schedule of Portfolio Holdings on Form N-Q dated August 31, 2009

Dear Ms. DiAngelo:

The following are responses to the February 12, 2010, oral comments the Trust received from the U.S. Securities and Exchange Commission Staff (the “Staff”) regarding the Staff’s recent review of (1) the annual shareholder report filed on Form N-CSR of Brazos Mutual Funds, now known as PineBridge Mutual Funds (the “Trust”), for the period ending November 30, 2009, and (2) the quarterly schedule of portfolio holdings filed on Form N-Q of the Trust for the period ending August 31, 2009.  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

In connection with this response to the Staff’s comments, the Trust hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff regarding the shareholder report filed on Form N-CSR and the quarterly schedule of portfolio holdings filed on Form N-Q, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the report or schedule;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

Form N-CSR Dated November 30, 2009

1.
Staff Comment:  In Management’s Discussion of Fund Performance (“MDFP”) on page one, the last paragraph on the page references performance for the quarter and for the fiscal year.  The comment is regarding the sentence that states “The Brazos Funds all advanced during the fiscal year, but the Mid Cap and Growth Funds lagged their benchmarks, while the Micro and Small Cap Funds outperformed theirs.”  The performance table on page two indicates that performance for each of the Funds was below that of the benchmark shown for the 12 months ended November 30, 2009.  Accordingly, please provide the basis for the statement made on page one.

Trust Response: In the Trust’s annual report, the MDFP discussion regarding the outperformance by the Micro Cap Portfolio and the Small Cap Portfolio related to the calendar-year end, rather than the fiscal-year end.  For the calendar year ended December 31, 2009, the statement is correct; the Micro Cap Portfolio and the Small Cap Portfolio did outperform the benchmark index.  The Trust acknowledges that the use of calendar-year end performance in this context is erroneous because the Trust’s fiscal year end is November 30.  The Trust has enhanced its procedures to ensure that the MDFP included in future annual and semi-annual reports is based on the relevant reporting period.

2.
Staff Comment:  The MDFP should focus on the Funds’ performance spanning the entire fiscal year, though information about the fourth quarter may also be included.  Specifically, detractors and contributors to performance for the year should be included in the MDFP.  Additionally, an explanation of how each Fund performed and how the respective benchmarks performed is appropriate, with a statement as to why a Fund did bettor or worse than its benchmark.  Going forward, the Staff requests that an appropriate MDFP be included in the Trust’s annual report.

Trust Response: The Trust agrees to comply with this request in the future.

3.
Staff Comment:  References to the names of the Funds in the Trust are inconsistent throughout the annual report.  For example, sometimes a Fund is referred to as the Brazos _____ Fund, rather than the Brazos _____ Portfolio.  Going forward, please ensure that names of the series of the Trust are consistently referenced.

Trust Response:  The Trust agrees to comply with this request in the future.

4.
Staff Comment:  On page 11, the 1 Year performance for the Class N of Micro Cap Portfolio is shown as (26.15)%, though the Class Y performance for the same Fund is shown as 26.49%.  Please explain the inconsistency.

Trust Response: The Trust recently identified this error and has filed an amended Form N-CSR on February 17, 2010 reflecting the Class N’s return as 26.15%.  In addition, shareholders in the affected class have received a corrected page 11 to the annual report.

5.
Staff Comment:  The narrative below the Average Annual Total Return table for each Fund indicates that the “…minimum required initial investment for Class N shares is $5,000 for non-retirement accounts,…”  A review of the Funds’ prospectus indicates that the minimum initial investment for non-retirement accounts is $2,500.  Please explain the inconsistency.

Trust Response:  The minimum required initial investment was decreased from $5,000 to $2,500 at the end of March 2009.  However, the disclosure in the annual report was not updated to reflect this change.   The Trust will disclose the correct minimum required initial investment in the shareholder reports in the future.

6.
Staff Comment:  In the Statement of Assets and Liabilities on page 31, there is a reference to the “Shares of beneficial interest at par value of $0.001” under the heading “Net Assets Were Composed Of.”  On page 32, however, the following appears: “Shares of beneficial interest issued and outstanding authorized without par value”.  The Staff believes these references should be consistent with respect to par value.  Please explain the inconsistency.

Trust Response:  The Portfolios do have a par value and the Statement of Assets and Liabilities on page 32 improperly describes the Funds as having none.  The Trust will consistently and properly disclose the references to par value in the shareholder reports in the future.

7.
Footnote 5 of the Notes to Financial Statements references a Capital Contribution for each of the Mid Cap and Growth Portfolios.  Please provide an explanation regarding this capital contribution and include a justification for including these amounts as capital contributions.

Trust Response:  The Portfolios received a class action settlement check in the amounts as indicated.  However, the payments did not relate to securities once held by the Portfolios, but rather were penalties/reimbursements from an investor who engaged in market timing.  When drafting the annual report, the payments had been initially recorded as ‘net realized gains on investments’.  The Funds’ auditors suggested that, in accordance with best practices, the amounts should not be accounted for as realized gains, but rather as capital contributions.

Form N-Q Dated August 31, 2009

8.
Rule 12-12, footnote 8 of Regulation S-X requires a Fund to state in a footnote information regarding amounts based on cost for Federal income tax purposes for the reporting period.  The Trust indicated on Form N-Q that the table reflected tax adjustments outstanding at the Fund’s previous fiscal year end.  The tax footnote used by the Trust should disclose information as of the report’s period end-date.

Trust Response: The Trust respectfully disagrees with the Staff’s suggestion that each Fund calculate tax adjustments on a quarterly basis.  There is no guidance related to Regulation S-X that suggests a requirement to calculate tax adjustments on a quarterly basis.  Furthermore, the nature of these calculations is such that making these adjustments would not necessarily result in a more accurate statement of a Fund’s overall tax cost position.  Finally, the Trust suggests that these calculations are onerous and that the cost of making these calculations exceeds the benefit, especially considering the nature of the adjustments.  The Trust submits that the current calculation methodology accurately states, in all material respects, the tax cost, unrealized appreciation and unrealized depreciation for each Fund.  The Trust has consulted with its independent registered public accounting firm, which concurs with the response.

If you have any additional questions or require further information, do not hesitate to contact me at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk____

Jeanine M. Bajczyk, Esq.
Vice President
U. S. Bancorp Fund Services, LLC